Exhibit 12

OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(In millions)
(Unaudited)

	Three Months Ended March 31,
	2008	2007
Earnings:
Income from continuing operations before taxes	$58.9	$24.5
Add (deduct):
Equity in income of non-consolidated affiliates	(8.1)	(8.1)
Capitalized interest	(0.4)	—
Fixed charges as described below	8.0	7.2
Total	$58.4	$23.6
Fixed Charges:
Interest expensed and capitalized	$4.9	$5.0
Estimated interest factor in rent expense(1)	3.1	2.2
Total	$8.0	$7.2
Ratio of earnings to fixed charges	7.3	3.3

(1) Amounts represent those portions of rent expense that are reasonable approximations of interest costs.